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                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-73018

    SUPPLEMENT DATED FEBRUARY 25, 2002 TO PROSPECTUS DATED NOVEMBER 14, 2001

         On February 25, 2002, our board of directors authorized a dividend of an additional 1.0% annually on the preferred stock, beginning with the dividend period starting March 1, 2002. Therefore, effective March 1, 2002, the dividend rate on the preferred stock will be as follows:

              The annualized dividend rate, as adjusted each month, will be equal to the sum of (1) the highest of the three-month U.S. Treasury Bill rate, the ten-year constant maturity rate or the twenty year constant maturity rate, each as described in this prospectus, plus (2) 0.50%. In addition to this annual dividend rate, our board of directors has authorized a dividend of an additional 2.0% annually on the preferred stock. This additional amount may be eliminated or reduced at any time. The annual dividend rate, after applying any additional rates authorized by our board of directors, will never be less than 6% nor more than 14%. In addition, our board of directors has passed an additional resolution authorizing an additional dividend so that the annualized dividend rate will be at least 8%. This resolution may be eliminated at any time by our board of directors.

         This description of the dividend rate for the preferred stock supercedes any inconsistent description contained in this prospectus.